UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Amendment No. 4

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

LAKESHORE BIOPHARMA CO., LTD

(Name of the Issuer)

LakeShore Biopharma Co., Ltd

Oceanpine Skyline Inc.

Oceanpine Merger Sub Inc.

Oceanpine Capital Inc.

Oceanpine Investment Fund II LP

Dave Liguang Chenn

Crystal Peak Investment Inc.

Crystal Peak Holdings Inc.

Huaqin Xue

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.0002 per share

G9845F208

(CUSIP Number)

LakeShore Biopharma Co., Ltd Building No. 2, 38 Yongda Road Daxing Biomedical Industry Park Daxing District, Beijing, PRC, 102629 Tel: 010-89202086	Oceanpine Skyline Inc. 21F, China Century Tower No. 9 Xiaoyunli South St Beijing 100026 People’s Republic of China Tel: +86 10 6195 9000

With copies to:

Qi Yue, Esq. Gibson, Dunn & Crutcher LLP Unit 1301, Tower 1, China Central Place No. 81 Jianguo Road Chaoyang District Beijing 100025 People’s Republic of China +86 10 6502 8500	Alan Bao, Esq. White & Case LLP 19th Floor, Tower 1, China Central Place No. 81 Jianguo Road Chaoyang District Beijing 100025 People’s Republic of China +86 10 5912 9600

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No.4 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Amendment”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) LakeShore Biopharma Co., Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value US$0.0002 per share (each, a “Share,” and collectively, the “Shares”), (b) Oceanpine Skyline Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), (c) Oceanpine Merger Sub Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”), (d) Oceanpine Capital Inc., a limited company incorporated under the laws of the British Virgin Islands (the “Sponsor”), (e) Oceanpine Investment Fund II LP, an exempted limited partnership incorporated under the laws of the Cayman Islands (“Oceanpine Investment”), (f) Dave Liguang Chenn, a citizen of the United States, (g) Crystal Peak Investment Inc., a limited liability entity incorporated under the laws of the British Virgin Islands (“Crystal Peak”), (h) Crystal Peak Holdings Inc., a company incorporated under the laws of the British Virgin Islands, and (i) Huaqin Xue, a citizen of Hong Kong (such persons referred to in (b) to (i), collectively, the “Buyer Filing Persons”).

Throughout this Amendment, Parent, Merger Sub, the Sponsor, Oceanpine Investment, Crystal Peak, Adjuvant Global Health Technology Fund, L.P., Adjuvant Global Health Technology Fund DE, L.P., Superstring Capital Master Fund LP, MSA GROWTH FUND II, L.P., and Epiphron Capital (Hong Kong) Limited are collectively referred to as the “Buyer Group.”

This Amendment amends and supplements certain information set forth in the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits thereto including the proxy statement (the “Proxy Statement”), filed with the SEC pursuant to Section 13(e) of the Exchange Act by the Filing Persons on January 20, 2026 (together, the “Transaction Statement”). Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Transaction Statement. This Amendment does not restate the Transaction Statement in its entirety, and the amended and supplemental disclosures contained herein should be read in conjunction with the Transaction Statement, including the Proxy Statement.

EXPLANATORY NOTE

On November 4, 2025, Parent, Merger Sub and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving company after the Merger as a wholly owned subsidiary of Parent (the “Merger”).

On February 4, 2026, the Company received a notice from legal counsel to the Buyer Group relating to the Merger. According to the notice, the Buyer Group asserted that the arbitral awards received by the Company from the Kaifeng Arbitration Commission on January 21 and January 22, 2026—previously disclosed in the Company’s current report on Form 6-K furnished with the Securities and Exchange Commission (the “SEC”) on January 29, 2026—and the resulting financial liability of approximately RMB576,500,000 constitute a “Company Material Adverse Effect” under the Merger Agreement.

The Buyer Group asserted that a condition precedent to Parent’s obligation to close the Merger is that no Company Material Adverse Effect (as defined in the Merger Agreement) shall have occurred, and the Buyer Group has determined that a Company Material Adverse Effect has occurred and that the Buyer Group has the right not to consummate the Merger. The Buyer Group indicated that it would not attend or cast votes at the upcoming extraordinary general meeting (the “EGM”), scheduled for February 12, 2026, to consider and vote on, among other matters, the proposal to authorize and approve the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, and the transactions contemplated thereby, including the Merger.

The Buyer Group expressed its willingness to engage in good faith discussions with the Company to explore amendments to the transaction terms to facilitate a mutually acceptable resolution and the successful completion of the transaction.

In light of this development, the Company has decided to postpone the previously announced EGM. Any proxy cards that have been submitted to the Company in respect of the EGM will be disregarded. Shareholders of record as of 5 p.m. Cayman Islands time on January 16, 2026 will each receive a copy of the notice regarding the postponement of the EGM. The Company will carefully review and evaluate the Buyer Group’s claims and the Company’s options, and will provide further updates as required under applicable law.

The information contained in (i) the Report on Form 6-K furnished by the Company to the SEC on January 29, 2026, (ii) the Press Release issued by the Company, dated February 6, 2026, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on February 6, 2026, and (iii) the EGM Postponement Notice issued by the Company, dated February 6, 2026, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the SEC on February 6, 2026, is incorporated herein by reference. All information contained in this Amendment has been supplied by the Company. No other Filing Person has supplied the information contained in this Amendment.

Item 15 Additional Information

(b)	Other Material Information. The Report on Form 6-K furnished by the Company to the SEC on January 29, 2026, and the Press Release and the EGM Postponement Notice issued by the Company, dated February 6, 2026, to the Report on Form 6-K furnished by the Company to the SEC on February 6, 2026, are incorporated herein by reference.

Item 16 Exhibits

EXHIBIT INDEX

(a)-(5)	The Report on Form 6-K furnished by the Company to the SEC on January 29, 2026.

(a)-(6)	Press Release issued by the Company, dated February 6, 2026, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on February 6, 2026.

(a)-(7)	EGM Postponement Notice issued by the Company, dated February 6, 2026, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the SEC on February 6, 2026.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2026

LAKESHORE BIOPHARMA CO., LTD

	By:	/s/ Jutao (Adam) Zhao
		Name:	Jutao (Adam) Zhao
		Title:	Chairperson of the Special Committee

[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2026

OCEANPINE SKYLINE INC.

	By:	/s/ NAN Shaodeng
		Name:	NAN Shaodeng
		Title:	Director

OCEANPINE MERGER SUB INC.

	By:	/s/ NAN Shaodeng
		Name:	NAN Shaodeng
		Title:	Director

OCEANPINE CAPITAL INC.

	By:	/s/ Jiayu Yang
		Name:	Jiayu Yang
		Title:	Director

OCEANPINE INVESTMENT FUND II LP

	By:	/s/ Dave Liguang Chenn
		Name:	Dave Liguang Chenn
		Title:	Director

DAVE LIGUANG CHENN

/s/ Dave Liguang Chenn

[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2026

CRYSTAL PEAK INVESTMENT INC.

	By:	/s/ Huaqin Xue
		Name:	Huaqin Xue
		Title:	Director

CRYSTAL PEAK HOLDINGS INC.

	By:	/s/ Huaqin Xue
		Name:	Huaqin Xue
		Title:	Director

HUAQIN XUE

/s/ Huaqin Xue

[Signature Page to Schedule 13E-3 Transaction Statement]